FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.          REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:    (604) 899-5450     Facsimile:    (604) 484-4710

ITEM 2.          Date of Material Change          April 10, 2006

ITEM 3.          PRESS RELEASE

 The Issuer issued a press release at Vancouver, BC dated April 10, 2006 to the TSX.

ITEM 4.          SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announced that it has completed its required 35 million Rand project expenditure in the Western Bushveld Joint Venture.

ITEM 5.         Full Description of Material Change

See News Release dated April 10, 2006.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)  N/A

ITEM 7.         OMITTED INFORMATION        N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO        Phone: (604) 899-5450

  ITEM 9.         STATEMENT OF SENIOR OFFICER

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5